

July 23, 2012

Via E-mail
Marcia A. Dall
Executive Vice President and Chief Financial Officer
Erie Indemnity Company
100 Erie Insurance Place
Erie, PA 16530

> **Re:** **Erie Indemnity Company**
> **Form 10-K**
> **Filed February 27, 2012**
> **File No. 000-24000**

Dear Ms. Dall:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K

1. In your response letter dated June 14, 2010 to our comment letter dated June 2, 2010 on your 2009 Form 10-K, you indicated that you would file the intercompany reinsurance pooling agreement as an exhibit to your 2010 Form 10-K. However, we note that you did not file this agreement as an exhibit to your 2010 Form 10-K and that you have not filed this agreement as an exhibit to your 2011 Form 10-K. As the intercompany reinsurance pooling agreement continues to represent a material agreement upon which the Company is substantially dependent, please amend your 2011 Form 10-K to file the original agreement and any amended versions of, or amendments to, this agreement as exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Nandini Acharya at (202) 551-3495, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director